Mail Stop 3561

February 18, 2010

Bradley Miller, President
Eastern World Solutions, Inc.
c/o The Law Office of Conrad C. Lysiak, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201

> **Re:** **Eastern World Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2010**
> **File No. 333-164490**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that you are not a blank check corporation and have no plans or intentions to merge with an operating company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

- Your disclosure indicates that you are a development stage company issuing penny stock.
- You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement.
- You have not yet commenced operations, and do not plan to do so for the next 12 months.
- You have no assets, except for $20,005 in cash and $10,000 in prepaid legal.
- You will be unable to implement your business plan without substantial additional funding.
- Your registration statement contains very general disclosure related to the nature of your business plan.
- Your sole officer and director was also the CEO of a similar company, Sino Charter, Inc., which did not pursue its stated business plan and subsequently entered into a reverse acquisition.
- It appears that your sole officer and director is affiliated with Venditio Capital, which assists clients in going public through reverse mergers.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

Our Business, page 6

2. Please disclose in this section that your auditors have issued a going concern opinion.

3. We note you statement here that you are developing a website and your reference on page 20 under the caption "Results of Operations" that you have commenced construction of your web page. In this regard, we note that Go Daddy has "parked" your desired web address, but it does not appear that you have taken possession nor begun construction. Please revise your disclosure to reflect your present activities or advise.

4. We note that according to Note 6 – Commitments in your Notes to Financial Statements you rent a virtual office in Hong Kong. Please disclose this fact here and discuss what it means to have a virtual office.

5. Please explain why you reflect that your executive office is a "virtual office" in Hong Kong, yet the address of your sole officer and director is in Tulsa, Oklahoma.

Risk Factors, page 7

6. Please add risk factors that address the following:

- The risks associated with being a shell company with nominal assets and no operations, including that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders.
- Your promoter is affiliated with other shell companies and describe whether any of these companies were ever successful in achieving profitability.

Since our headquarters are located in China . . ., page 10

7. Please clarify why you disclose that your sole officer and director are located outside the United States. The address you provide on page 31 is Tulsa, Oklahoma.

Because we do not maintain any product liability insurance, if we are sued by a person injured by a defective product we sell, we could cease operations, page 10

8. We note your reference to selling furniture. We also note a similar reference to furniture on page 23 concerning shopping on line. Please advise us if you plan to sell furniture as well as ski products or revise your prospectus accordingly.

Use of Proceeds, page 11

9. We note your disclosure that the company has issued a promissory note to Mr. Miller for $30,000 and that he may be repaid from the proceeds of the offering. Please revise your disclosure to clarify whether the proceeds from the offering will be used to repay this note and, if so, discuss the terms of the note, such as interest rate and maturity of the indebtedness. Also describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 13

10. We note you present 2 dilution scenarios in which 2,250,000 and 1,500, 00 shares are sold with gross proceeds ranging from $112,500 to $75,000. Please revise your dilution discussion to be consistent with in the minimum maximum assumed sale as presented in the use of proceeds table on page 11. Your presentation should either be tabular or narrative for the minimum and maximum as opposed

to a combination. In addition to making your discussion more transparent for investors we noted the following errors:

- Paragraph four of page 13 – the net tangible book value should be $119,975
- Paragraph five of page 13 – the purchasers ownership should be 23.08% and the existing shareholders ownership should be 76.92% as indicated on page 14.

Please note any potential errors in your existing or revised presentation.

Plan of Distribution; Terms of the Offer, page 15

11. We note that your sole officer and director is not registering as a broker dealer by relying on (a)(4)(ii) of Rule 3a4-1 of the Exchange Act. Please explain how Mr. Miller may rely on this rule, given his affiliation with Venditio Capital, an entity that assists clients in going pubic and raising capital. Also tell us whether Venditio is a registered broker dealer. In addition, disclose the substantial duties that Mr. Miller intends to perform for the company other than in connection with the transactions in securities.

Industry and Competition, page 25

12. We note your statement "We believe we compete successfully with each of the competitors discussed above by focusing on what we believe are the primary factors of competition in the skiwear industry. These factors include experienced and knowledgeable personnel; customer service; breadth, depth, price and quality of merchandise offered; and, advertising; effective sales techniques." As you have no operations, this statement appears inapplicable to your business.   Please revise to reflect your present state of operations.

Background of our sole officer and director, page 29

13. We note your disclosure that Mr. Miller is founder and president of Venditio Corp. and the founder and former CEO of Sino Charter. Sino Charter's website reflects that Venditio Capital assists clients from the United States and Asia in going public and raising capital, including through reverse mergers. Please explain Mr. Miller's role at Venditio and describe Venditio's business in greater detail.

14. We note the disclosure in Sino Charter's EDGAR filings that the company was a shell company that later entered into a reverse acquisition with another company. Please disclose Mr. Miller's prior history with other public shell companies. Describe whether any of these companies were ever successful in achieving profitability or carrying out their business plan.

Future sales by existing stockholders, page 32

15. Please revise your disclosure in the second paragraph to indicate that investors may not rely on Rule 144 to resell their shares, since the company is a shell. See Rule 144(i).

Certain Transactions, page 33

16. We note your disclosure of a promissory note with Mr. Miller. Please file the promissory note as an exhibit to your registration statement.

17. Please state the names of the promoter(s), the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. See Item 404(c) of Regulation S-K.

Balance Sheet, page F-2

18. Please explain to us with a view toward disclosure the nature of prepaid legal.

Notes to Financial Statements, page F-6

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-6

19. We note you describe the principal business as a relationship based import/export of textiles and consumer goods in Asia, Europe and the United States. This description is not consistent with the description of your business in the summary of prospectus, page 1. Please clarify or revise.

Note 5 – Income Tax, F-6

20. We are unclear as to your reference to Nicaragua Rising. Please advise or revise. Please also ensure that the net operating losses for Eastern World Solutions is disclosed.

Note 6 – Commitments, page F-8

21. We note the Company rents office space. Please disclose where rent expense is recorded within your financial statements.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director